

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2021

Peter Soparkar
Chief Legal Officer
Adverum Biotechnologies, Inc.
800 Saginaw Drive
Redwood City, California 94063

> **Re: Adverum Biotechnologies, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 5, 2021**
> **File No. 001-36579**

Dear Mr. Soparkar,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement filed on Schedule 14A

General

1. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement. The term "proxy statement" is defined in Rule 14a-1(g). Please relocate the projected date of distribution from page 3 to page 1 of the proxy statement as defined.

What are the voting recommendations of the Adverum Board?, page 6

2. The disclosure indicates that if any other matter is properly brought before the annual meeting, the proxy holder has the authority to vote on such matters in their discretion. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised. In addition, please make conforming changes to page 47 and the form of proxy.

Proposal No. 1 | Election of Directors, page 18

3. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

4. The disclosure at page 32 indicates Adverum has "entered and expect[s] to continue to enter into agreements to indemnify our directors…" Please revise to clarify or confirm, if true, that indemnification agreements exist between the registrant and the director nominees. Refer to Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K. To the extent the line item disclosure requirement is deemed inapplicable, a negative response is not required to be disclosed in the proxy statement as permitted under Rule 14a-5(a).

Proposal No. 3 | Advisory Vote on Executive Compensation, page 26

5. Disclose the current frequency of advisory votes on executive compensation required by Rule 14a-21(a) and when the next such vote will occur. See Item 24 of Schedule 14A.

Information Regarding Ownership of Company Securities by Participants, page A-2

6. The disclosure indicates that certain executive officers are "deemed" to be "participants" in the solicitation. Instruction 3 to Item 4 of Schedule 14A, however, governs the unqualified determination of whether a person is a participant in a solicitation. Use of the term "deem" could be understood to imply that some uncertainty exists as whether such persons are in fact participants. Please revise to remove the implication that circumstances exist when such persons would not be considered participants in the context of this solicitation.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions

cc: Kenneth Guersney, Esq.
      Brett White, Esq.
      Graham Robinson, Esq.
      Richard Grossman, Esq.